April 17, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Containers Inc.
           Draft Registration Statement on Form F-1
           Submitted March 9, 2018
           CIK No. 0001707210

Dear Ms. Frangou:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on March 9, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Angeliki Frangou
FirstName LastNameAngeliki Frangou
Navios Maritime Containers Inc.
Comapany NameNavios Maritime Containers Inc.
April 17, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
2. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
Cover Page

3. Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Norwegian OTC List price, you may disclose a percentage range based on that price (for example, 10% of the Norwegian OTC List price)
         within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-
         K.
Prospectus Summary
Our Relationship with the Navios Group, page 2

4. Please revise this section to briefly discuss and quantify all fees (management, administrative, etc.) that have been and will be paid to Navios Group entities to include those paid for the reported financial periods. Please also disclose that certain Navios
         Group entities are entitled to incentive distribution rights after the annual target distribution has been achieved.
Risk Factors, page 22

5. We note that you paid $16.5 million in management fees for the period ending December
         31, 2017 in comparison to $39.2 million of revenue for the same period. Please revise to include a risk factor to discuss this related party expense and the impact such continuing fees could have on the company's future business and operations.
Use of Proceeds, page 64

6. We note your disclosure in the first paragraph that you "intend to use the net proceeds of the offering for general corporate and working capital purposes." Please revise to more specifically identify and quantify the principal intended uses of the net proceeds or discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form
20-F.
Capitalization, page 65

7. Please remove cash and cash equivalents from your capitalization table, as cash and cash equivalents are not a component of capitalization. Refer to Item 3.B of Form 20-F.
Critical Accounting Policies
Impairment of Long Lived Assets, page 89

8. In your disclosure on page 90 regarding the value of your vessels, you state that the estimated fair value of your vessels exceeds the carrying value of those same vessels by an
 Angeliki Frangou
Navios Maritime Containers Inc.
April 17, 2018
Page 3
         aggregate of approximately $81.2 million. Please revise your disclosure to indicate the vessels, if any, in which the carrying value exceeded the estimated fair value at December
         31, 2017, and the aggregate amount of the difference.
Management, page 116

9. We note that the general partner will be entitled to appoint three directors. Please clearly identify these directors in the Directors and Senior Management section on page 118.
Executive Compensation, page 120

10. Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Marshall Islands or elsewhere the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. To the extent applicable, please also revise the Compensation of Directors section on page 120.
Signatures, page II-5

11. Please revise the second half of your signature page to annotate that the registration statement will be signed by your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.
        You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or John Dana Brown at
(202) 551-
3859 with any other questions.

FirstName LastNameAngeliki Frangou
Comapany NameNavios Maritime Containers Inc.
                                                               Division of
Corporation Finance
June 16, 2017 Page 3                                           Office of
Transportation and Leisure
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